06009162

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20703

SEC Mail Processing Section
JUN 27 2006
Washington, DC
209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2005 (MM/DD/YY) AND ENDING April 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission (City) Kansas (State) 66205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Scott Perkins, 913-384-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)

3130 Broadway, 4th Floor (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB AB 7/8/06

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HELEN
Notary Public - State of Kansas
My Appt. Expires 9-28-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS, SMART & BOYD, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

APRIL 30, 2006 and 2005

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

We have audited the accompanying statement of financial condition of Perkins, Smart & Boyd, Inc., as of April 30, 2006 and 2005, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. at April 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

June 16, 2006

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition

April 30, 2006 and 2005

		2006	2005
Assets			
Current assets:			
Cash and cash equivalents	$	21,515	23,998
Commissions receivable		71,263	65,034
Prepaid and recoverable income taxes		-0-	2,740
Deferred income tax		2,471	2,625
Investments		283,196	193,263
Prepaid expense		6,588	5,835
Total current assets		385,033	293,495
Office furniture and equipment		54,414	54,414
Less accumulated depreciation		48,527	44,455
Net property, plant and equipment		5,887	9,959
Other assets:			
Deposits with clearing organizations		30,028	30,013
Other deposits		1,307	1,307
Customer accounts, net of accumulated amortization of $34,163 and $30,830		12,504	15,837
Total other assets		43,839	47,157
Total assets	$	434,759	350,611
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	24,279	23,516
Payroll taxes payable		39,997	17,470
Income taxes payable		3,500	-0-
Deferred tax liability		49,399	36,816
Total liabilities		117,175	77,802
Stockholders' equity:			
Common stock, $10.00 par value			
Authorized - 12,500 shares			
Issued and outstanding - 3,180 shares		31,800	31,800
Additional paid-in capital		5,000	5,000
Retained earnings		280,784	236,009
Total stockholders' equity		317,584	272,809
Total liabilities and stockholders' equity	$	434,759	350,611

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Income

For the Years Ended April 30, 2006 and 2005

		2006	2005
Revenue:			
Commissions	$	1,799,485	1,425,592
Fees		5,447	7,172
Realized investment gain - net		1,360	9,300
Unrealized investment gain - net		62,128	14,780
Interest and dividend income		77,642	71,376
Total revenue		1,946,002	1,528,220
Expenses:			
Commissions		151,411	145,526
Salaries and benefits		1,108,014	793,191
Depreciation expense		4,072	5,526
Other operating expenses		620,008	580,261
Total expenses		1,883,505	1,524,504
Income before income taxes		62,557	3,716
Income taxes:			
Current		5,045	(3,623)
Deferred		12,737	6,894
Total income taxes		17,782	3,271
Net income	$	44,775	444

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended April 30, 2005 and 2006

	Common Shares Issued and Outstanding		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balances at April 30, 2004	3,180	$	31,800	$	5,000	$	235,565	$	272,365
Net income, year ended April 30, 2005							444		444
Balances at April 30, 2005	3,180	$	31,800	$	5,000	$	236,009	$	272,809
Net income, year ended April 30, 2006							44,775		44,775
Balances at April 30, 2006	3,180	$	31,800	$	5,000	$	280,784	$	317,584

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended April 30, 2006 and 2005

There were no liabilities subordinated to the claims of creditors at the beginning or end of the years or at any time during the years.

See accompanying notes to financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows

For the Years Ended April 30, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net income	$	44,775	444
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		4,072	5,526
Amortization		3,333	3,333
Gain realized on sale of investments		(1,360)	(9,300)
Unrealized investment gains		(62,128)	(14,780)
Income tax refund received		1,195	2,078
Deferred income tax expense		12,737	6,894
Other changes in operating assets and liabilities:			
(Increase) decrease in:			
Commissions receivable		(6,229)	(32,417)
Prepaid expenses		(753)	119
Prepaid and recoverable income taxes		5,045	(3,622)
Increase (decrease) in:			
Accounts payable		763	856
Payroll taxes payable		22,527	(16,149)
Net cash provided (used) by operating activities		23,977	(57,018)
Cash flows from investing activities:			
Proceeds from sale of securities		4,615	44,114
Purchase of investments		(31,060)	(3,533)
Net increase in deposits with clearing organizations		(15)	(10)
Purchase of fixed assets		-0-	(3,798)
Net cash provided (used) by investing activities		(26,460)	36,773
Net decrease in cash		(2,483)	(20,245)
Cash and cash equivalents at beginning of year		23,998	44,243
Cash and cash equivalents at end of year	$	21,515	23,998

See accompanying notes to financial statements.

1) Description of Business and Summary of Significant Accounting Policies

Description of Business

Perkins, Smart & Boyd, Inc. (Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment

Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

Investments

Investments are carried at market value and consist of common stock held for trading purposes. Net unrealized gains included in earnings for the year ended April 30, 2006 and 2005 are $62,128 and $14,780, respectively.

Intangibles

Customer accounts acquired with the purchase of a business in February 1995 are being amortized over 15 years.

Revenue Recognition

Customers' securities transactions and related commission income and expense are recorded on a trade date basis.

Income Taxes

Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between income determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of Federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2006, the Company had net capital of $229,472 which was $179,472 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was .51 to 1.

3) Income Taxes

The Company's aggregate (current plus deferred) income taxes for the years ending April 30, 2006 and 2005 represent 28% and 88%, respectively, of its income before income taxes for the periods. These percentages are greater than the expected income tax rates that would apply to such income. The greater tax rates are principally attributable in both periods to expenses that are net deductible in determining taxable income.

Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income taxes at April 30, 2006 and 2005 consisted of the following:

		2006	2005
Deferred tax asset:			
Contributions not deductible until future years	$	2,471	2,625
Deferred tax liabilities:			
Depreciation	$	530	932
Use of cash basis for income tax reporting		10,179	8,997
Unrealized gains in value of investments, not recognized for income tax reporting		38,690	26,887
	$	49,399	36,816

4) **Operating Lease**

The Company leases office space and automobiles under various operating leases. Minimum future obligations on these operating leases are as follows:

Year Ended		
April 30, 2007	$	46,485
April 30, 2008		10,381
April 30, 2009		5,624

Total rent expense under operating leases for the years ended April 30, 2006 and 2005 were $71,859 and $68,967, respectively.

5) **Deposits**

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

6) **Employee Benefit Plan**

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue code. During the years ended April 30, 2006 and 2005, the company made no matching contributions to the plan.

7) **Financial Instruments with Off-balance-sheet Credit and Market Risk**

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

8) **Material Inadequacies**

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of April 30, 2006

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of April 30, 2006

Net Capital		
Total stockholders' equity	$	317,584
Ownership equity not allowable for net capital:		
Prepaid expenses		6,588
Deferred tax asset		2,471
Property and equipment		5,887
Customer accounts		12,504
Other deposits		1,307
		288,827
Haircuts on investments		42,479
Undue concentration		16,876
Net capital	$	229,472
Aggregate Indebtedness		
Total aggregate indebtedness	$	117,175
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess of net capital	$	179,472
Ratio: aggregate indebtedness to net capital		.51 to 1

PERKINS, SMART & BOYD, INC.

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of April 30, 2006

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of April 30, 2006)

Total ownership equity qualified for net capital per April 30, 2006, Part II A	$	333,874
Decrease in prepaid and recoverable income taxes		(1,545)
Decrease in property and equipment		(5,508)
Decrease in income taxes payable		3,501
Increase in deferred tax liability		(12,583)
Decrease in deferred tax asset		(154)
Total ownership equity qualified for net capital per April 30, 2006 audit report	$	317,584
Non-allowable assets per April 30, 2006 Part II A	$	35,964
Decrease in other receivable		(1,545)
Decrease in property and equipment		(5,508)
Decrease in deferred tax asset		(154)
Non-allowable assets per April 30, 2006 audit report	$	28,757
Net capital, as reported in Company's Part II A	$	238,555
Decrease in ownership equity qualified for net capital Per April 30, 2006 audit report		9,083
Net capital per April 30, 2006 audit report	$	229,472

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of April 30, 2006

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the years ended April 30, 2006 and 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

June 16, 2006